SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§240.13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

REED’S, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

758338107

(CUSIP Number)

Daniel P. Hart

280 Congress Street, 12th Floor, Boston, Massachusetts 02210

Tel: (617) 772-4600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 22, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 758338107	Schedule 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Raptor/Harbor Reeds SPV LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,443,334*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 8,443,334*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,443,334*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.27%**
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

*

Includes 3,143,333 shares of Common Stock issuable upon exercise of currently-exercisable warrants (the “Warrants”). Also includes 2,266,667 shares of Common Stock issuable upon conversion of the Issuer’s Convertible Non-Redeemable Secured Promissory Note in the original principal amount of $3,400,000 (the “Note”).

**

The calculation is based on 30,958,996 shares of Common Stock, which is the sum of (i) the 25,548,996 shares of Common Stock outstanding as of July 31, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 13, 2018 plus (ii) 3,143,333 Shares issuable to the Reporting Person upon exercise of the Warrants plus (iii) 2,266,667 Shares issuable to the Reporting Person upon conversion of the Note.

CUSIP No. 758338107	Schedule 13D/A	Page 3 of 8 Pages

This Schedule 13D/A amends and restates in its entirety the statement on Schedule 13D filed by the Reporting Person with the SEC on July 21, 2017, as previously amended by Amendment No. 1 thereto filed by the Reporting Person with the SEC on August 23, 2017, by Amendment No.2 thereto filed by the Reporting Person with the SEC on November 17, 2017, by Amendment No.3 thereto filed by the Reporting Person with the SEC on January 2, 2018, and by Amendment No. 4 thereto filed by the Reporting Person with the SEC on April 24, 2018.

Item 1.	Security and Issuer

This statement on Schedule 13D/A relates to shares (the “Shares”) of the common stock, par value $0.0001 per share (the “Common Stock”) of Reed’s Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 13000 South Spring Street, Los Angeles, California 90061.

Item 2.	Identity and Background

(a) This statement on Schedule 13D/A is being filed by Raptor/Harbor Reeds SPV LLC, a Delaware limited liability company (the “Reporting Person”). The Reporting Person is filing this Schedule 13D/A to report a reduction in the number of Shares beneficially owned by the Reporting Person as a result of its sale of an aggregate of 400,000 Shares on August 22, 2018.

(b) The address of the principal office of the Reporting Person is 280 Congress Street, 12th Floor, Boston, Massachusetts 02210.

(c) The name, residence or business address, present principal occupation or employment and citizenship (or state of organization) of each director, executive officer, trustees, general partner, managing member, control person of the Reporting Persons are listed on Schedule I hereto. The principal business of the Reporting Person is to hold shares of Common Stock and other securities of the Issuer.

(d) During the last five years, neither the Reporting Person nor any of the persons named in Schedule I has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, neither the Reporting Person nor any of the persons named in Schedule I was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person purchased the issued Shares, and will purchase the shares of Common Stock issuable upon exercise of the Warrants and conversion of the Note, in the ordinary course of its business as a private investment fund utilizing the Reporting Person’s working capital. The purchase price paid for the issued Shares was $5,150,000, the purchase price paid for the Note was $3,400,000 and the aggregate purchase price to be paid upon exercise of the Warrants will be $5,592,999, representing an aggregate purchase price of $14,142,999.

Item 4.	Purpose of Transaction

The Reporting Person acquired the issued Shares, and will acquire the Shares issuable upon exercise of the Warrants and conversion of the Note, for investment purposes, and such purchases have been, and will be, made in the Reporting Person’s ordinary course of business.

The Reporting Person expects to review from time to time its investment in the Issuer and may, depending on the market and other conditions: (i) exercise the Warrants and covert the Note, (ii) purchase additional shares of Common Stock, warrants, convertible debt, options or related derivatives in the open market, in privately negotiated transactions or otherwise and (iii) sell all or a portion of the Shares now beneficially owned or any shares of Common Stock or related derivatives hereafter acquired by it. Except as set forth in this Item 4, the Reporting Person has no present plans or proposals which relate to or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 758338107	Schedule 13D/A	Page 4 of 8 Pages

Item 5.	Interest in Securities of the Issuer

The percentage of the Issuer’s Common Stock reported owned by the Reporting Person and each other person named herein is based upon 30,958,996 shares of Common Stock, which is the sum of (i) the 25,548,996 shares of Common Stock outstanding as of July 31, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 13, 2018 plus (ii) 3,143,333 Shares issuable to the Reporting Person upon exercise of the Warrants plus (iii) 2,266,667 Shares issuable to the Reporting Person upon conversion of the Note.

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this statement on Schedule 13D/A is hereby incorporated by reference.

No person other than the Reporting Person is known to have the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares. The investors in the Reporting Person have the right to participate in the receipt of dividends from, and in the proceeds from the sale of, the Shares in accordance with their respective membership interests in the Reporting Person.

Except as set forth in Schedule II, which is incorporated by reference in this Item 5, no transactions in the Issuer’s Common Stock were effected by the Reporting Person during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person and the Issuer are parties to a Backstop Commitment Agreement dated December 6, 2017, as amended on December 12, 2017 (the “Backstop Commitment Agreement”), pursuant to which, among other things, on December 22, 2017, the Reporting Person purchased 2,666,667 Shares and Warrants for the purchase of an aggregate of 1,333,333 Shares through the exercise of its basic and oversubscription rights in the Issuer’s rights offering pursuant to an effective registration statement on Form S-1, as amended (Registration Statement No. 333-221059). In the Backstop Commitment Agreement, the Issuer agreed, subject to compliance with NYSE American rules, to use its best efforts to appoint up to two people designated by the Reporting Person to serve on the Issuer’s Board of Directors. NYSE American determined that the appointment of directors based on this contractual obligation did not comply with NYSE American rules due to the fact that the Reporting Person’s backstop commitment was not triggered in the rights offering. Although Daniel J. Doherty III (a principal and significant holder of beneficial interests in the Reporting Person) was appointed to the Issuer’s Board of Directors on January 10, 2018 to fill a vacancy, such appointment is unrelated to the Backstop Commitment Agreement.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

1.	Form of 2017-1 Warrant – Incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on April 24, 2017

2.	Form of 2017-2 Warrant – Incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on April 24, 2017

3.	Form of 2017-3 Warrant – Incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on July 14, 2017

4.	Warrant Exercise Agreement by and between Reed’s Inc. and Raptor/Harbor Reeds SPV LLC dated July 13, 2017 – Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on July 14, 2017

CUSIP No. 758338107	Schedule 13D/A	Page 5 of 8 Pages

5.	Form of Warrant issued pursuant to Backstop Agreement – Incorporated by reference to Exhibit 4.14 to Amendment No. 3 to the Issuer’s Registration Statement on Form S-1 (Registration No. 333-221059), filed with the SEC on December 4, 2017

6.	Form of Warrant Certificate – Incorporated by reference to Exhibit 4.12 to Amendment No. 3 to the Issuer’s Registration Statement on Form S-1 (Registration No. 333-221059), filed with the SEC on December 4, 2017

7.	Form of Subordinated Convertible Non-Redeemable Secured Promissory Note dated April 21, 2017 – Incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K, filed with the SEC on April 24, 2017

8.	Amendment to Subordinated Convertible Non-Redeemable Secured Note dated December 6, 2017 by and between Reed’s Inc. and Raptor/ Harbor Reeds SPV LLC – Incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on December 12, 2017

9.	Second Amendment to Subordinated Convertible Non-Redeemable Secured Note by and between Reed’s Inc. and Raptor Harbor Reeds SPV LLC dated December 12, 2017 – Incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on December 12, 2017

10.	Backstop Commitment Agreement by and between Reed’s Inc. and Raptor/ Harbor Reeds SPV LLC dated December 6, 2017 – Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on December 12, 2017

11.	Amendment to Backstop Commitment Agreement by and between Reed’s Inc. and Raptor/ Harbor Reeds SPV LLC dated December 12, 2017 – Incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on December 12, 2017

CUSIP No. 758338107	Schedule 13D/A	Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13D/A is true, complete and correct.

Dated: August 23, 2018

RAPTOR/HARBOR REEDS SPV LLC

By: RAPTOR HOLDCO GP LLC
Manager

/s/ Daniel P. Hart
Daniel P. Hart
General Counsel of Manager

CUSIP No. 758338107	Schedule 13D/A	Page 7 of 8 Pages

SCHEDULE I

The name, principal occupation or employment, business address, citizenship (or state of organization) and shares of Common Stock of the Issuer beneficially owned by each manager, executive officer, director or control person of the Reporting Person are set forth below.

Name	Present Principal Occupation or Employment	Business Address	Citizenship	Beneficial Ownership of Shares
Raptor Holdco GP LLC	Manager of the Reporting Person	(1)	Delaware	8,443,334	(3) (4)
James J. Pallotta	Chairman and Managing Director of Raptor Capital Management LP	(1)	United States	142,700	(4) (5)
Robert Needham	CFO of Raptor Capital Management LP	(1)	United States	-0-
Daniel Hart	General Counsel of Raptor Capital Management LP	(1)	United States	-0-
Daniel J. Doherty III	Co-Founder and Principal of Eastern Real Estate LLC	(2)	United States	20,000	(4) (5)
Raptor Holdco LLC	Investment Management	(1)	Delaware	-0-

(1)	The business address of these persons is 280 Congress Street, 12th Floor, Boston, Massachusetts 02210.
(2)	Mr. Doherty’s business address is 120 Presidential Way, Suite 300, Woburn, Massachusetts 01801
(3)	Raptor Holdco GP LLC disclaims beneficial ownership of the Shares held by the Reporting Person, except to the extent of its pecuniary interest therein as Manager of the Reporting Person.
(4)

Messrs. Pallotta and Doherty are principals of the Reporting Person and, as such, they share voting and dispositive power over the shares of Common Stock owned by the Reporting Person; each disclaims beneficial ownership of the Shares held by the Reporting Person, except to the extent of his pecuniary interest therein.

(5)	The Reporting Person disclaims beneficial ownership of these shares of Common Stock.

SCHEDULE II

TRANSACTIONS OF THE REPORTING PERSON EFFECTED DURING THE PAST 60 DAYS

On August 22, 2018, the Reporting Person sold an aggregate of 400,000 shares of Common Stock at a price of $2.50 per share (or $1,000,000 in the aggregate).